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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2000

OR

____	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________to_____________________

Commission file number 1-9759

A.	Full title of the plan and the address of the plan, if different from that of the Issuer named below:

Salary Reduction Plan for Hourly Employees of
IMC Global Operations Inc. Represented By United
Steelworkers of America at Carlsbad, New Mexico

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IMC GLOBAL INC.
100 S. Saunders Road, Lake Forest, Illinois 60045

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Salary Reduction Plan for Hourly Employees of
IMC Global Operations Inc. Represented By United
Steelworkers of America at Carlsbad, New Mexico

Financial Statements and Supplemental Schedule

Years ended December 31, 2000 and 1999
with Reports of Independent Auditors

Employer Identification #36-3513204
Plan #019

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Salary Reduction Plan for Hourly Employees
of IMC Global Operations Inc. Represented By
United Steelworkers of America at Carlsbad, New Mexico

Financial Statements
and Supplemental Schedule

Years ended December 31, 2000 and 1999

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Report of Independent Auditors

Plan Administrator
Salary Reduction Plan for Hourly Employees of
IMC Global Operations Inc. Represented by
United Steelworkers of America at Carlsbad, New Mexico

We have audited the accompanying statement of assets available for benefits of the Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc. Represented by United Steelworkers of America at Carlsbad, New Mexico as of December 31, 2000, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2000, and the changes in its assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ernst & Young LLP

Ernst & Young LLP
Chicago, Illinois
June 11, 2001

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Independent Auditors' Report

Plan Administrator
Salary Reduction Plan for Hourly Employees
of IMC Global Operations Inc. Represented by
United Steelworkers of America at Carlsbad, New Mexico

We have audited the accompanying statement of net assets available for benefits of the Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc. Represented by United Steelworkers of America at Carlsbad, New Mexico as of December 31, 1999 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

/s/ Hill, Taylor LLC

May 26, 2000

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EIN 36-3513204
Plan #019

Salary Reduction Plan for Hourly Employees
of IMC Global Operations Inc. Represented By
United Steelworkers of America at Carlsbad, New Mexico

Statements of Assets Available for Benefits

	December 31
	2000	1999

Assets
Cash	$ -	$ 50
Interest in master trust funds	801,890	696,229
Investments, at fair value	3,241,042	2,807,198
Receivables:
Participant contributions	18,319	15,972
Employer contributions	6,568	4,176
Accrued interest and dividends	6,711	6,441
Total receivables	31,598	26,589
Assets available for benefits	$4,074,530 ========	$3,530,066 ========

See accompanying notes.

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EIN 36-3513204
Plan #019

Salary Reduction Plan for Hourly Employees
of IMC Global Operations Inc. Represented By
United Steelworkers of America at Carlsbad, New Mexico

Statements of Changes in Assets Available for Benefits

	Year ended December 31
	2000	1999

Additions
Investment income:
Interest and dividends	$ 203,216	$ 112,441
Net realized and unrealized (depreciation) appreciation in fair value of investments - Mutual funds	28,917	(40,001)
Income (loss) from master trust funds	20,953	(22,678)
Total investment income	253,086	49,762
Contributions:
Participants	454,591	397,906
Employer	144,683	105,326
Total contributions	599,274	503,232
Total additions	852,360	552,994

Deductions
Distributions	278,415	193,523
Transfers to other plans	28,281	4,453
Administrative fees	1,200	-
Total deductions	307,896	197,976
Net increase	544,464	355,018
Assets available for benefits - Beginning of year	3,530,066	3,175,048
Assets available for benefits - End of year	$4,074,530 ========	$3,530,066 ========

See accompanying notes.

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EIN 36-3513204
Plan #019

Salary Reduction Plan for Hourly Employees
of IMC Global Operations Inc. Represented By
United Steelworkers of America at Carlsbad, New Mexico

Notes to Financial Statements

Years ended December 31, 2000 and 1999

1. Description of the Plan

The following description of the Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc. Represented by United Steelworkers of America at Carlsbad, New Mexico (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established on July 1, 1983, and was amended and restated on January 1, 1998. Hourly employees at Carlsbad, New Mexico operations of IMC Global Operations Inc. (the Company) represented by the United Steelworkers of America are eligible to participate in the Plan immediately upon their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan is funded by contributions from participants in the form of payroll deductions of $5 to $346 each pay period. The Company contributes an amount equal to 50% (35% prior to June 1, 2000) of a participant's eligible contributions up to 6% of a participant's eligible compensation. Under certain circumstances, participants may roll over their vested benefits from other qualified benefit plan to the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of: (a) the Company contributions, and (b) Plan earnings and is charged with an allocation of certain administrative expenses. Allocations are based on earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Administrative Expenses

Certain administrative expenses of the Plan are borne by the Company.

Investment Programs

The Plan's investments are administered by Marshall & Ilsley Trust Company. Upon joining the Plan, participants can direct their contributions and Company contributions to a selection of six investment fund options, two of which are pooled funds shared only by other IMC Global, Inc. and IMC-Agrico MP, Inc. 401(k) plans.

Participants may elect to change the investment direction of their existing account balances and their future contributions daily.

Vesting

Participants are immediately vested in their accounts.

Withdrawals

Participants may withdraw their interest in the Plan upon termination of employment. Under certain conditions of financial hardship, participants may withdraw funds, but their participation in the Plan will be suspended for at least one year. Full withdrawals are available after age 59 1/2 or in the event of total and permanent disability.

Deferred Distributions

Participants who terminate their employment and have an account balance in excess of $5,000 may elect (at any time prior to age 65) to defer receipt of distribution until no later than their 70th birthday.

Loans to Participants

Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity, and date of grant.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

Except for guaranteed investment contracts, investments are stated at fair value. Fair value is the last reported sale price on the last business day of the month for securities traded on a national securities exchange and in the over-the-counter market. Fair value for shares of mutual funds, master trust fund, and the M&I Stable Principal Fund is the net asset value of those shares or units, as determined by the respective funds. Loans to participants are valued at cost which approximates fair value. Guaranteed investment contracts are carried at contract value.

Net income or loss from the Master Trust is allocated monthly to each participating plan based on the ratio of each plan's equity to the total equity of all participating plans prior to the allocations.

Purchases and sales of securities are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest from investments is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

3. Investment in Master Trust Funds

Assets of the Company Stock Fund and the Fixed Income Fund are invested in shares of the IMC Global, Inc. pooled funds shared by other IMC Global Inc. 401(k) plans. The Plan held a 1% interest in the IMC Global Stock Fund and the IMC Global Fixed Income Fund at December 31, 2000 and 1999.

The equitable shares in the pooled funds of a participating plan are proportionate to the fair market value of the assets allocable to such participating plan.

The net assets of pooled funds as of December 31, 2000, were as follows:

	IMC Global Stock Fund	IMC Global Fixed Income Fund

IMC Global Inc. common stock	$22,406,701	$ -
M&I Stable Principal Fund	-	20,346,347
Guaranteed Investment Contracts:
Allstate Life	-	4,121,961
Rabobank Alternative	-	2,593,751
John Hancock	-	1,664,382
Government Plus Synthetic	-	9,285,886
Ohio National	-	5,223,828
SunAmerica Life	-	7,981,848
Connecticut General Life	-	4,495,587
Protective Life	-	5,135,114
Business Men's Assurance	-	3,209,268
Money market fund	-	622,304
Pending investment transactions	1,527,118	-
Accrued interests and dividends	2,316	80,379
Cash	524,672	-
Liabilities	(1,525,000)	-
Net assets	$22,935,807 =========	$64,760,655 =========

The assets of the pooled funds as of December 31, 1999, were as follows:

	IMC Global Stock Fund	IMC Global Fixed Income Fund

IMC Global Inc. common stock	$15,043,090	$ -
M&I Stable Principal Fund	-	18,899,717
Guaranteed Investment Contracts:
CDC Investment Management Corp.	-	6,028,752
Rabobank Alternative	-	2,260,361
Government Plus Synthetic	-	6,028,795
Ohio National	-	3,277,696
SunAmerica Life Synthetic	-	3,058,666
Connecticut General Life	-	2,666,961
Protective Life	-	3,073,187
Marshall Money Market Fund	488,024	898,258
Pending investment transactions	6,657	-
Accrued interest and dividends	3,130	73,208
Net assets	$15,540,901 =========	$46,265,601 =========

Changes in the pool balances for the year ended December 31, 2000, are summarized as follows:

	IMC Global Stock Fund	IMC Global Fixed Income Fund
Additions
Interest and dividend income	$ 274,251	$ 2,406,558
Net realized and unrealized appreciation in fair value of investments - IMC Global, Inc. common stock	2,372,715	-
Contributions and transfers from other funds	20,073,427	47,411,041
	22,720,393	49,817,599
Deductions
Benefits paid	15,325,487	31,156,748
Investment expenses	-	165,797
	15,325,487	31,322,545
Net increase	7,394,906	18,495,054
Net assets, beginning of year	15,540,901	46,265,601
Net assets, end of year	$22,935,807 =========	$64,760,655 =========

Changes in the pooled balances for the year ended December 31, 1999, are summarized as follows:

	IMC Global Stock Fund	IMC Global Fixed Income Fund
Additions
Interest and dividend income	$ 307,153	$ 2,919,067
Net realized and unrealized depreciation in fair value of investments - IMC Global, Inc. common stock	(1,958,939)	-
Contributions and transfers from other funds	20,621,302	29,755,582
	18,969,516	32,674,649

Deductions
Benefits paid	23,954,239	41,578,994
Investment expenses	-	12,339
	23,954,239	41,591,333
Net decrease	(4,984,723)	(8,916,684)
Net assets, beginning of year	20,525,624	55,182,285
Net assets, end of year	$15,540,901 =========	$46,265,601 =========

4. Significant Investments

Investments that represent 5% or more of assets available for benefits at December 31, 2000, and December 31, 1999, were as follows:

	December 31
	2000	1999
Mutual funds:
Vanguard Wellington Fund	$ 438,239	$ 384,066
Fidelity Equity-Income Fund	755,799	717,153
Vanguard Fixed Income Fund	1,331,536	1,235,106
Fidelity Magellan Fund	519,174	311,735

5. Federal Income Tax Status

The Internal Revenue Service ruled on September 11, 1995, that the Plan qualified under Section 401(a) of the Internal Revenue Code (IRC), and, therefore, the related trust is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

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Supplemental Schedule

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EIN 36-3513204
Plan #019

Salary Reduction Plan for Hourly Employees
of IMC Global Operations Inc. Represented By
United Steelworkers of America at Carlsbad, New Mexico

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2000

Identity of Issuer	Description	Number of Shares	Current Value

Marshall and Ilsley Trust Company*	Vanguard Wellington Fund	15,534	$ 438,239
	Fidelity Equity-Income Fund	14,145	755,799
	Vanguard Fixed Income Fund	122,722	1,331,536
	Fidelity Magellan Fund	4,351	519,174

Loans to participants	Varying maturities with interest rates ranging from 7.75% to 9.75%		196,294
			$3,241,042 ========

*Indicates party in interest to the Plan.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, I the Undersigned Chairman of the Employee Benefits Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF IMC GLOBAL OPERATIONS INC.
REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT CARLSBAD, NEW MEXICO

/s/ Stephen P. Malia Stephen P. Malia Chairman of the Employee Benefits Committee

Date: June 29, 2001

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee and on the dates indicated.

Signature	Title	Date
/s/ J. Bradford James J. Bradford James	Executive Vice President and Chief Financial Officer	June 29, 2001
/s/ Stephen P. Malia Stephen P. Malia	Senior Vice President Human Resources	June 29, 2001
/s/ E. Paul Dunn E. Paul Dunn	Vice President and Treasurer	June 29, 2001
/s/ Mary Ann Hynes Mary Ann Hynes	Senior Vice President and General Counsel	June 29, 2001
/s/ James O. Siemers James O. Siemers	Director of Compensation and Benefits	June 29, 2001

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Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-42074) pertaining to the Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc. Represented by United Steelworkers of America at Carlsbad, New Mexico of our report dated June 11, 2001, with respect to the 2000 financial statements of the Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc. Represented by United Steelworkers of America at Carlsbad, New Mexico included in this Annual Report (Form 11-K) for the year ended December 31, 2000.

/s/ Ernst & Young LLP

Ernst & Young LLP
Chicago, Illinois
June 27, 2001

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Exhibit 23.2

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-42074) pertaining to the Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc. Represented by United Steelworkers of America at Carlsbad, New Mexico of our report dated May 26, 2000, with respect to the financial statements of the Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc. Represented by United Steelworkers of America at Carlsbad, New Mexico included in this Annual Report (Form 11-K) for the year ended December 31, 1999.

/s/ Hill, Taylor LLC

Hill, Taylor LLC
Chicago, Illinois
June 27, 2001

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